

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

Via E-mail
Mr. Elliot Maza
Chief Executive Officer
Biozone Pharmaceuticals, Inc.
550 Sylvan Avenue
Suite 101
Englewood Cliffs, NJ 07632

> **Re: Biozone Pharmaceuticals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 19, 2011**
> **File No. 333-176951**

Dear Mr. Maza:

We have reviewed your amended registration statement and response letter filed on December 19, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you are a reporting company subject to the requirements of the Securities Exchange Act of 1934, you should respond to the comments in this letter that apply to the disclosure included in your Form 10-K or Form 10-Q within ten business days by providing the requested information or by advising us when you will provide the requested response. A few examples of disclosure that is required to be included in your registration statement and your Form 10-K or Form 10-Q include Business section, Risk Factors, Director and Officer disclosure, Beneficial Ownership Table, MD&A and Financial Statements and the notes thereto. Please review the requirements of Forms 10-K and 10-Q for a detailed list of the required disclosure as compared to Form S-1.

2. You disclose on page 1 and in response to several comments that your pharmaceuticals business does not constitute a material part of your overall business. Accordingly,

- Please provide us with a detailed analysis which supports your belief that your pharmaceutical business is not material to your business; and
- Please revise your disclosure under "Overview" to appropriately disclose information regarding your material portions of your business and limit your disclosure regarding your pharmaceutical business to a brief discussion in your Business section. This Overview section should only briefly discuss the material portions of your business.

3. In response to various prior comments, you state that you will file certain agreements as exhibits to your registration statement. Please promptly file each of the following agreements as you are required to file these agreements pursuant to your requirements under the Securities Exchange Act of 1934 as well as pursuant to the requirements under the Securities Act of 1933. The agreements are as follows:

- Prior comment 26: Confidentiality agreements and intellectual property assignment agreements with your employees;
- Prior comment 51: Material lease agreements, including analysis of any lease agreements that are not material;
- Prior comment 63: Agreements with your three contract manufacturing customers;
- Prior comment 110: All loan agreements related to long-term debt; and
- Prior comment 111: Complete copies of Exhibits 10.12-10.15, 10.22 and 10.24.

Our History, page 2

4. You disclose that you anticipate discontinuing your prior business relating international surf resorts through the sale of your 55% ownership in ISR de Mexico, S. de R.L. de C.V. in consideration for the return and cancellation of approximately 13,948,001 shares of your common stock. Please disclose whether you are currently in negotiations for this transaction and the status. If you have entered into a letter of intent or other similar term sheet or agreement, please disclose all the material terms of such agreement and file a copy of the agreement. Alternatively, provide us with your analysis which supports your determination that such agreement is not required to be filed.

Business

Manufacturing Business, page 21

5. On page 5, you disclose that the FDA inspected your manufacturing facilities in January 2011 and again in November 2011. The inspections resulted in numerous observations on Form 483, which you are in the process of remediating. As of the date hereof, you have not received any additional correspondence from the FDA regarding these two inspections. The FDA may conclude that your actions are insufficient to meet regulatory

standards. If compliance is deemed deficient in any significant way, it could have a material adverse effect on your business. Please expand your disclosure in this section to disclose the facilities and products which are affected by this Form 483 and provide a summary of the observations noted on the Form 483.

Customers and Marketing, page 26

6. We are re-issuing prior comment 63. Please expand your disclosure to identify your three contract manufacturing customers. In addition, please expand your disclosure to disclose all the material terms of each agreement, including the obligations of each party, the consideration received and any financial provisions, and the term and termination provisions.

Executive Compensation

Summary Compensation Table, page 33

7. We note your response to prior comment 75 and your disclosure in footnotes (2) and (5). These disclosures do not appear to be consistent with the biographies provided on page 31. Please advise or revise your disclosure.

Certain Relationships and Related Transactions, page 35

8. You disclose that Daniel Fisher, your Executive Vice President, has advanced funds to you for working capital. You also disclose that you are in dispute with Mr. Fisher as to the balance due. Please file copies of all written agreements or summaries of the oral agreements related to these advanced funds as exhibit(s) pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. In addition, please disclose the amount in dispute.

Plan of Distribution, page 40

9. You disclose that Aero intends to make a pro-rata distribution to holders of the common stock of Aero of record no later than December 31, 2011 of the shares of common stock of the Company held by Aero. Please revise your registration throughout to reflect this distribution.

Biozone Pharmaceuticals Inc. Consolidated Financial Statements, page F-1

10. We note your response to prior comment 89 yet we did not see a Statement of Stockholders' Equity for the Nine Months Ended September 30, 2011. Given the significant transactions that occurred during this period, please revise your filing to include this information.

Biozone Pharmaceuticals, Inc. Consolidated Balance Sheets, page F-2

11. We noted that several of the line items in the financial statements for the amounts at December 31, 2010 do not agree with the sum of the historical financial statements of the Biozone Lab Group: Biozone Lab, Equachem and Equalan. Please provide us a reconciliation of the differences and ensure the pro forma information reflects any changes that are required.

Note 1- Business, page F-5

12. We note your response to prior comment 90. Please tell us why, given the fact that Biozone Pharmaceuticals' shareholders own the majority of the voting rights of the combined company and that the top two management members (the Chairman and Chief Executive Officer/Chief Financial Officer/Secretary) were from Biozone Pharmaceuticals, you believe that BioZone Lab Group is the acquiring company that obtained control of the acquiree. Please reference ASC 805-10-55-10 through ASC 805-10-55-15 and tell us why you believe the attributes for BioZone Lab Group are greater than those of Biozone Pharmaceuticals. In addition, please tell us the sales revenue for Aero Pharmaceuticals (Baker Cummins products) for the year ended December 31, 2010 and any subsequent 2011 interim period. You state that 100% of the combined entity's revenues came from BioZone Lab Group but Aero Pharmaceuticals was included in Biozone Pharmaceuticals at the time of the acquisition with BioZone Lab Group. If the Baker Cummins skin product line does not generate any revenue, please clarify this in your filing.

13. We note your response to prior comment 91 and your statement that you believe that the Biozone Lab Group is the accounting acquirer. Please confirm that the Baker Cummins/Aero financial statements have not been included in the December 31, 2010 historical financial statements. In this regard, we note that Aero was acquired by the accounting acquiree (legal acquirer), not the accounting acquirer.

14. Please tell us why the financial statements of Aero are not required to be filed pursuant to Rule 3-05 of Regulation S-X. Provide your materiality analysis to clarify why the financial statements are not required.

15. We note your response to prior comment 93. Please tell us the individual percentage ownership of Daniel Fisher, Brian Keller, Nian Wu and Christian Oertle for each entity within the BioZone Lab Group and whether any are immediate family members. In addition, please tell us if there is any legally binding agreement to ensure the group of shareholders acts in concert. Lastly, please tell us if any of these individuals held an interest in Aero Pharmaceuticals prior to the acquisition of Aero, and if so, the percentage of ownership interest.

Basis of Consolidation, page F-5

16. We note your response to prior comment 94. Please clarify how you determined that BetaZone was an entity under common control. Please tell us what percentage of ownership was held by a Biozone Group shareholder and name that shareholder.

Note 3 – Aero Acquisition, page F-7

17. We note your response to prior comment 95. Please disclose that you have yet to determine the qualitative factors that make up goodwill for the Aero Pharmaceutical acquisition and disclose the timing for when you think the tangible and intangible assets acquired will be identified and valued. Refer to ASC 805-30-50-3.

Note 5 – Convertible Notes Payable, page F-8

18. We note your response to prior comment 97. Please tell us how you determined that the embedded conversion option and warrants are not derivatives pursuant to ASC 815. Consider any anti-dilution features pursuant to ASC 815-40. Please reference any relevant accounting literature and provide an analysis of your accounting for each security. In addition, if you determine that they are embedded derivatives that you cannot separate from the convertible notes, please tell us how you determined that the entire contract did not require fair value accounting due to your inability to reliably measure the embedded derivatives. Refer to ASC 815-15-25-52 and ASC 815-15-25-53.

Biozone Laboratories, Inc. Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-17

19. We note your response to prior comment 98 and your related expanded disclosure regarding 580 Garcia Properties, LLC. As previously requested, please provide us your analysis as to how you determined that 580 Garcia Properties, LLC was a variable interest entity requiring consolidation. Refer to ASC 810-10-25. Ensure that your analysis addresses the percentage of the fair value of the asset for which you guarantee (the 20,000 square foot cGMP facility) to the total fair value amount of the assets in 580 Garcia Properties, LLC. Refer to ASC 810-10-25-55 through 810-10-25-56.

Equalan Pharma, LLC Consolidated Financial Statements

Note 4 – Related Parties, page F-32

20. We note your response to prior comment 99. Please revise your disclosure to clarify that the trade receivables from a company under common ownership are due to a direct loan and not sales.

Pro Forma Financial Information, page F-41

21. In your response to prior comment 105 you noted that the company presented pro forma statement of operations for the period ended September 30, 2011 yet the pro forma information beginning on page F-41 is as of March 31, 2011. The information should be as of the most recent interim period, September 30, 2011. In addition, the pro forma Statement of Operations should also show the pro forma information as of the most recent fiscal year end, December 31, 2010. Please revise your filing accordingly.

Item 15. Recent Sales of Unregistered Securities, page II-2

22. We note your response to prior comment 106. Please promptly file your Form D for your unregistered offering completed on March 29, 2011 for the issuance of 10% secured convertible promissory notes in the aggregate principal amount of $2,250,000. See Guidance on Form D Filing Process located at http://www.sec.gov/divisions/corpfin/formdfiling.htm.

Exhibit 5.1

23. We are re-issuing prior comment 112. Please file a revised opinion that removes the statement "and will be, when issued in the manner described in the Registration Statement" from this opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. Elliot Maza
Biozone Pharmaceuticals, Inc.
January 4, 2012
Page 7

You may contact Dana Hartz at (202) 551-3648 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Harvey J. Kesner, Esq.
        61 Broadway, 32nd Floor
        New York, NY 10006